6255 Sunset Boulevard, Hollywood, CA 90028

May 8, 2013

VIA FEDERAL EXPRESS AND EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Frederick’s of Hollywood Group Inc.
Form 10-K for Fiscal Year Ended July 28, 2012
Filed: October 26, 2012
File No.: 001-05893

Dear Ms. Jenkins:

Frederick’s of Hollywood Group Inc. (the “Company”) responds as follows to the Staff’s comment letter, dated March 21, 2013, relating to the above-captioned Form 10-K for the Fiscal Year Ended July 28, 2012 (“Form 10-K”). Captions and page references herein correspond to those set forth in the Form 10-K. Please note that for the Staff’s convenience, the Company has restated each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Form 10-K for the Fiscal Year Ended July 28, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Results of Operations, page 16

1.             You disclose that total store sales for the year ended July 28, 2012 decreased compared to the prior fiscal year; however, “comparable” store sales increased. Please clarify whether or not you include e-commerce sales in your comparable store sales metric. To the extent e-commerce sales is included in this metric and has had a material effect on your comparable store sales or on any change in trends of this metric, please confirm that you will revise future filings to present this key performance indicator in a manner that either separately quantifies the e-commerce activity or provides transparent disclosure regarding the impact of e-commerce sales on this metric. Please provide us with a draft of the disclosures you propose to include in future filings.

Securities and Exchange Commission

May 8, 2013

The Company does not include e-commerce sales in its comparable store sales metric. Comparable store sales is defined on page 16 of the Form 10-K as “the net merchandise sales of stores that have been open at least one complete year.” Instead, the Company presents e-commerce sales together with catalog sales, which are referred to in the Form 10-K collectively as “Direct.” Direct sales for the fiscal year ended July 28, 2012 are described in detail on page 17 of the Form 10-K. Accordingly, since e-commerce sales are not included in the comparable store sales metric, and are described separately and in detail on page 17 of the Form 10-K, the Company respectfully submits that it is not necessary to revise the disclosure in future filings.

2.             You disclose on page 34 that you recognized $5.2 million of inventory markdowns in 2012 compared to $1.2 million of inventory markdowns in 2011. Please tell us the factors that lead to these inventory markdowns and why they increased significantly during 2012. Please provide draft disclosure to be included in future filings that tells us whether these markdowns are a part of an inventory reduction initiative and if so, the steps, if any, you plan to implement in future periods to reduce inventory further, the effect these efforts or continued efforts have had or will have on operations and liquidity and the extent to which current market conditions may result in further adjustments to your inventory value.

In the response to Comment 9 included in the Company’s letter dated October 3, 2012 responding to the Staff’s letter, dated August 15, 2012 (the “October 3 Response”), the Company provided the following explanation of the factors that led to the inventory markdowns recognized during fiscal year 2012:

Based on the difficulties the Company encountered in selling its vendors’ products during the first eight months of fiscal year 2012 (August 2011 – March 2012), the Company had to mark down the selling price of the products beyond expectations in order to stimulate sales. During this eight month period, the Company recorded an aggregate of approximately $9.0 million in markdowns. In April 2012, the Company entered into discussions with its vendors to assist the Company in paying for the discounts that the Company needed to give its customers in order to sell the vendors’ products. The vendor discussions were based on the expected and actual sales and gross margin performance of the vendor and the Company as a whole for the eight months ended March 31, 2012. Following these discussions, 25 of the Company’s vendors representing over 80% of the Company’s merchandise purchases for the year ended July 28, 2012 agreed to provide a markdown allowance, which was to be applied against the amount due to such vendors at that time.

Additionally, in the Company’s response to Comment 14 included in the October 3 Response, the Company proposed to include the following expanded disclosure with respect to vendor allowances in the Fiscal 2012 Form 10-K under Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Fiscal Year 2012 Compared to Fiscal Year 2011 – Gross Profit:

Securities and Exchange Commission

May 8, 2013

•	Product costs as a percentage of sales decreased by 2.8 percentage points primarily as a result of a $3,965,000 increase in vendor allowances received during the year ended July 28, 2012 as compared to the year ended July 30, 2011. Vendor allowances increased to 4.6% of sales for the year ended July 28, 2012 from 1.0% of sales in the prior year. This improvement was partially offset by higher promotions during the year ended July 28, 2012 as compared to the year ended July 30, 2011. We are implementing a partner-oriented approach with our vendors that we believe will allow us to continue to share the cost of increased promotional activity on a regular basis. Therefore, the amount of allowances we may receive during each reporting period will depend on our level of promotional activity during that period and our success in obtaining the allowances from our vendors. However, we do not expect as significant of an increase in vendor allowances for fiscal year 2013 as compared to fiscal year 2012.

The disclosure above, as proposed, was included on page 18 of the Company’s Form 10-K in Management’s Discussion and Analysis of Financial Condition and Results of Operations – Gross Profit. Accordingly, since the Company (i) disclosed in the Form 10-K the reason for the markdowns as being tied to increased promotional activity as opposed to an inventory reduction initiative, (ii) implemented a partner-oriented approach with its vendors that management believes will allow the Company to continue to share the cost of increased promotional activity on a regular basis and (iii) disclosed in its Quarterly Reports on Form 10-Q for the periods ended October 27, 2012 and January 26, 2013 (a) the markdown allowances taken in each of these periods (see Note 2, Summary of Significant Accounting Policies – Costs of Goods Sold, Buying, and Occupancy) and (b) the year to year comparison of quarterly changes in allowances (see Management’s Discussion and Analysis of Financial Condition and Results of Operations – Gross Profit), the Company respectfully submits that, so long as it continues to disclose the markdown allowances and a year to year comparison of the quarterly changes in allowances, it does not need to provide any additional disclosure.

Notes to Consolidated Financial Statements, page 31

Note 8. Series A Convertible Preferred Stock Transactions, page 40

3.             With regard to the warrants issued in connection with your May 2012 Preferred Stock Offering, please provide us proposed revised disclosure to be included in future filings that discusses the key terms of the warrants, including any anti-dilution provisions. To the extent your warrants include anti-dilution provisions, please tell us how you determined that liability treatment for these warrants was not appropriate. Refer to ASC 815-40.

In response to the Staff’s comment, the Company proposes in future filings to add the following bold and underlined disclosure to the description of the key terms of the warrants issued in connection with the May 2012 Preferred Stock Offering (“Series A Warrants”):

Securities and Exchange Commission

May 8, 2013

“On May 23, 2012, the Company sold 50,000 shares of Series A Convertible Preferred Stock (“Series A Preferred Stock”) with a stated value of $100 per share (“Stated Value”) to TTG Apparel, LLC (the “Purchaser”), which together with its affiliate, Tokarz Investments, LLC, are significant shareholders of the Company. The Company also issued to the Purchaser three, five and seven-year warrants, each to purchase 500,000 shares of common stock, at initial exercise prices of $0.45, $0.53 and $0.60 per share, respectively (“Series A Warrants”). Such exercise prices are subject to standard anti-dilution adjustments to protect the holder from dilution in the case of a stock split, stock dividend, reclassification or similar transaction. The Series A Warrants may be physically settled or settled on a net-share/cashless basis, at the Purchaser’s option.”

The Company analyzed the Series A Warrants to determine whether they meet the definition of a derivative under ASC 815-10 and if so, whether they meet the ASC 815-10-15-74(a) scope exception, which is that contracts of a reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity will not be considered to be derivative instruments for purposes of ASC 815. Although the Series A Warrants do meet the definition of a derivative instrument, the Company determined that the Series A Warrants are indexed to its own stock. To arrive at this conclusion, the Company followed the two-step approach in ASC 815-40-15-7, which requires an evaluation of an instrument’s (1) exercise contingencies and then (2) settlement provisions, and concluded that both steps were met. Since the Series A Warrants have no exercise contingencies, the Company proceeded to step 2 – evaluation of settlement provisions. The Company considered the standard anti-dilution provisions contained in the Series A Warrants and, consistent with the example in ASC 815-40-55-42 and 43, concluded that the only variables that could affect the settlement amount of common stock underlying the warrants would be inputs to the fair value of a fixed-for-fixed option on equity shares. Therefore, the presence of a standard anti-dilution provision in the Series A Warrants would not preclude the warrants from being classified as equity instruments under ASC 815-40. The second criterion that the instrument be classified in stockholders’ equity required further evaluation under ASC 815-40-25 to determine if equity classification was appropriate. The Company determined that all of the conditions (a) through (g) were satisfied. Based on the foregoing, the Company concluded that the Series A Warrants meet the ASC 815-10-15-74(a) scope exception from derivative recognition requirements and should be classified as equity in accordance with ASC 815-40.

Under ASC 815-40, contracts that require that the Company deliver shares as part of a physical settlement or a net-share settlement should be initially measured at fair value and reported in permanent equity. Subsequent changes in fair value should not be recorded as long as the contracts continue to be classified as equity.

Securities and Exchange Commission

May 8, 2013

4.             We note your Preferred Stock has a conversion feature that adjusts if the company sells stock at a price below the conversion price. Tell us how you considered this feature when determining that the preferred stock is indexed to the Company’s common stock, specifically addressing how you evaluated the requirements of ASC 815-40-15 with respect to the embedded conversion feature of the convertible preferred shares.

For purposes of supplementing the Company’s response to Comment 8 set forth in the October 3 Response and responding to the Staff’s comment above, the Company evaluated the conversion feature of the Series A Preferred Stock to determine whether this feature should be bifurcated from the Series A Preferred Stock host contract and accounted for separately as a derivative instrument under ASC 815-15-25-1. As described below, the Company concluded that (i) the conversion feature should not be bifurcated because it is considered to be clearly and closely related to the economic characteristics of the Series A Preferred Stock host, which the Company determined to be more akin to an equity instrument than debt and (ii) the Series A Preferred Stock (including the conversion feature) should be accounted for as a single equity instrument.

ASC 815-15-25-1 requires an embedded conversion feature to be bifurcated from its host contract and accounted for separately as a derivative instrument if all three of the following conditions are met:

(a)	The economic characteristics and risks of the embedded feature are not clearly and closely related to the economic characteristics and risks of the host contract.

(b)	The hybrid instrument is not remeasured at fair value under otherwise applicable US GAAP with changes in fair value reported in earnings as they occur.

(c)	A separate instrument with the same terms as the embedded derivative would be considered a derivative instrument subject to derivative accounting (the initial net investment for the hybrid instrument should not be considered to be the initial net investment for the embedded derivative).

While the embedded conversion feature meets the criteria in ASC 815-15-25-1(b) and (c) above, it does not meet the “not clearly and closely related” separation criterion in (a) as described below. Thus, although the embedded feature is not considered to be indexed to and settled in the Company’s own stock (see discussion below), because the embedded feature is clearly and closely related to its host instrument, and thus fails to meet the bifurcation criterion under ASC 815-15-25-1, the evaluation to determine if the conversion feature is indexed to the Company’s stock and classified in stockholders’ equity under ASC 815-40-15 is not required. The guidance in ASC 815-40-15 is only applicable to embedded features in the evaluation of whether the embedded feature meets the bifurcation criteria in 815-15-25-1(c). Therefore, even if a conversion feature, such as the Series A Preferred Stock conversion feature, contains a “down-round” or anti-dilution provision that adjusts if the Company sells stock at a price below the conversion price, and is thereby precluded from being considered indexed to the company’s stock,1 the embedded feature could still be considered as having economic characteristics and risks that are clearly and closely related to an equity host contract, and would not be bifurcated and accounted for as a derivative as it would not meet all three of the requirements of 815-15-25-1.

1 See ASC 815-40-55-33 and 34.

Securities and Exchange Commission

May 8, 2013

To determine whether the economic characteristics and risks of the conversion feature are clearly and closely related to the economic characteristics and risks of the Series A Preferred Stock host contract, the Company analyzed the terms of the Series A Preferred Stock to determine whether it is more akin to an equity instrument or a debt instrument:

•	Perpetual; Redemption at the Company’s Option: The Series A Preferred Stock is only redeemable at the option of the Company and does not have a defined maturity date. Absent a stated maturity date or redemption at the option of the holder, the Series A Preferred Stock host represents perpetual/permanent capital, because the Company would not have to repay it, except in a liquidation or sale of the Company. ASC 815-15-25-17 provides that typical perpetual preferred stock is more akin to an equity instrument.

•	Dividend rights: The holder of the Series A Preferred Stock is entitled to receive dividends, which are only permitted to be paid in additional shares of Series A Preferred Stock (not cash). In addition, if dividends are paid on any share of common stock, the Series A Preferred Stock will participate in a per share amount equal to an as-if-converted to common stock basis.

•	Voting Rights: The holder of the Series A Preferred Stock does not have voting rights until the Series A Preferred Stock is converted into common stock.

•	Conversion Rights. The Series A Preferred Stock (including in-kind dividend shares) are immediately convertible into common stock at any time without restriction. Thus, although voting rights are not attached to the Series A Preferred Stock, such voting rights may be obtained by the holder at any time upon conversion.

•	Covenant/Collateral Requirements: While the holder of the Series A Preferred Stock has preference in liquidation, it does not have other typical creditor rights such as the right to compel the Company to enter into liquidation or a deemed liquidation event. Further, the terms of the Series A Preferred Stock agreement do not include any collateral requirements which are a common right of holders of debt instruments.

Based on the foregoing, the Company, in its judgment, concluded that the Series A Preferred Stock host is more akin to an equity instrument than debt.

The Company then considered whether the economic characteristics and risks of the conversion feature were clearly and closely related to the Series A Preferred Stock equity host. The Company concluded that since the embedded conversion feature, which includes a down-round provision, is contained in an equity host contract, the embedded conversion feature would be considered clearly and closely related to the equity host under ASC 815-15-25-1(a). Accordingly, the Company concluded that further analysis under ASC 815-40-15 to determine if the embedded conversion feature is considered indexed to the Company’s own stock was not necessary and the embedded conversion feature is not required to be bifurcated and separately accounted for as a derivative regardless of whether the scope exception in ASC 815-10-15-74(a) is applicable.

Securities and Exchange Commission

May 8, 2013

5.             We note your recent announcement on Form 8-K filed on March 20, 2013 that you issued Series B Convertible Preferred Stock with warrants. Please tell us how you plan to account for the preferred stock, the embedded conversion feature and the freestanding warrants and how your accounting will be in accordance with ASC 815.

On March 15, 2013, the Company sold to Five Island Asset Management, LLC (the “Purchaser”) $10,000,000 of Series B Convertible Preferred Stock (“Series B Preferred Stock”), which is convertible at an initial conversion price of $0.25 per share. As described in further detail below, the Series B Preferred Stock conversion price is subject to standard anti-dilution adjustments to protect the holder from dilution in the case of a stock split, stock dividend, reclassification or similar transaction. The Series B Preferred Stock conversion price is also subject to a down-round adjustment if the Company sells common stock or common stock equivalents at a price below the conversion price.

In addition, the Company issued to the Purchaser six separate warrants to purchase up to an aggregate of 10,246,477 shares of common stock. Five of the warrants may be exercised to purchase up to an aggregate of 4,778,350 shares of common stock as follows. These five warrants are collectively referred to herein as the “Corresponding Warrants”:

(1)	A warrant expiring on June 23, 2015 entitles the Purchaser to purchase 500,000 shares of common stock at $0.45 per share. This warrant may only be exercised upon the exercise of a corresponding warrant (a Series A Warrant) with the same exercise price issued by the Company on May 23, 2012 to TTG Apparel, LLC in connection with the Series A Preferred Stock transaction.

(2)	A warrant expiring on October 15, 2015 entitles the Purchaser to purchase 1,380,850 shares of common stock at $1.21 per share. This warrant may only be exercised upon the exercise of corresponding warrants with the same exercise price issued by the Company on March 16, 2010 to investors in a private placement.

(3)	A warrant expiring on June 23, 2017 entitles the Purchaser to purchase 500,000 shares of common stock at $0.53 per share. This warrant may only be exercised upon the exercise of a corresponding warrant (a Series A Warrant) with the same exercise price issued by the Company on May 23, 2012 to TTG Apparel, LLC in connection with the Series A Preferred Stock transaction.

(4)	A warrant expiring on June 24, 2019 entitles the Purchaser to purchase 500,000 shares of common stock at $0.60 per share. This warrant may only be exercised upon the exercise of a corresponding warrant (a Series A Warrant) with the same exercise price issued by the Company on May 23, 2012 to TTG Apparel, LLC in connection with the Series A Preferred Stock transaction.

(5)	A warrant expiring on February 10, 2022 entitles the Purchaser to purchase 1,897,500 shares of common stock at $0.67 per share. This warrant may only be exercised upon the exercise of certain stock options granted to employees under the Company’s equity plans.

Securities and Exchange Commission

May 8, 2013

The sixth warrant, which is referred to herein as the “Series A Preferred Stock Coverage Warrant”, may be exercised to purchase up to 5,468,127 shares of common stock at an exercise price of $0.01 per share. The Series A Preferred Stock Coverage Warrant may only be exercised upon the conversion of the Series A Preferred Stock issued by the Company to TTG Apparel, LLC on May 23, 2012.

The Corresponding Warrants and the Series A Preferred Stock Coverage Warrant are collectively referred to herein as the “Warrants”.

Each of the Warrants may be physically settled or settled on a net-share/cashless basis, at the Purchaser’s option. The exercise price of each of the Warrants is subject to standard anti-dilution adjustments to protect the holder from dilution in the case of a stock split, stock dividend, reclassification or similar transaction. As discussed in further detail below, only the Series A Preferred Stock Coverage Warrant also contains a down-round anti-dilution adjustment which provides for the number of shares underlying the warrant to be increased if the Company issues or sells any additional shares of common stock at a price per share less than the then-applicable conversion price of the Series A Preferred Stock (or dividend). The Corresponding Warrants do not contain a down-round provision.

The Company intends to account for and present (1) the Series B Preferred Stock (including the embedded conversion feature) and the Corresponding Warrants as permanent equity within stockholders’ equity and (2) the Series A Preferred Stock Coverage Warrant as a derivative liability in the Company’s financial statements. The basis for this accounting treatment in U.S. GAAP is described below.

Series B Preferred Stock and Embedded Conversion Feature

The terms of the Series B Preferred Stock and Series A Preferred Stock are similar. To the extent possible, the Company references its prior analysis of the Series A Preferred Stock in this response.

The Company first analyzed whether the Series B Preferred Stock falls within the scope of ASC 480 and determined that it does not because, similar to the Series A Preferred Stock, the Series B Preferred Stock (1) is redeemable at the option of the Company after March 15, 2017, and is only mandatorily redeemable upon a “Series B Liquidation Event”2 and (2) does not embody any obligation that the Company must or may settle by issuing a variable number of shares where the monetary value of the obligation is based solely or predominantly on (a) a fixed monetary amount known at inception, (b) a variable other than the fair value of the Company’s shares, such as a market index; or (c) a variable inversely related to the fair value of the Company’s shares.

2 A “Series B Liquidation Event” is defined in Article 4 of the Company’s Certificate of Incorporation as an Acquisition, Asset Transfer or any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary. Under ASC 480-10-25, mandatorily redeemable financial instruments will be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity. In addition, a financial instrument that embodies a conditional obligation to redeem the instrument by transferring assets upon an event not certain to occur becomes mandatorily redeemable if that event occurs, the condition is resolved, or the event becomes certain to occur. Since a Series B Liquidation Event includes events that are either not certain to occur at a specified or determinable date, or at all, or only upon the liquidation or termination of the reporting entity, the Series B Preferred Stock is not mandatorily redeemable under ASC 480-10-25.

Securities and Exchange Commission

May 8, 2013

The Company next applied the same analysis as described in response to Comment 4 above to determine whether the Series B Preferred Stock conversion feature should be bifurcated from the host contract and accounted for separately as a derivative instrument under ASC 815-15-25-1. As described below, the Company concluded that (i) the conversion feature should not be bifurcated because it is considered to be clearly and closely related to the economic characteristics of the Series B Preferred Stock host, which the Company determined to be more akin to an equity instrument than debt and (ii) the Series B Preferred Stock (including the conversion feature) should be accounted for as a single equity instrument.

To determine whether the economic characteristics and risks of the conversion feature are clearly and closely related to the economic characteristics and risks of the Series B Preferred Stock host contract, the Company analyzed the terms of the Series B Preferred Stock to determine whether it is more akin to an equity instrument or a debt instrument:

•	Perpetual; Redemption at the Company’s Option: The Series B Preferred Stock is only redeemable at the option of the Company after March 15, 2017 and does not have a defined maturity date. Absent a stated maturity date or redemption at the option of the holder, the Series B Preferred Stock host represents perpetual/permanent capital, because the Company would not have to repay it, except in a liquidation or sale of the Company. ASC 815-15-25-17 provides that typical perpetual preferred stock is more akin to an equity instrument.

•	Dividend rights: The holder of the Series B Preferred Stock is entitled to receive dividends, which the Company has the option to pay in cash or additional shares of Series B Preferred Stock. The Company does not intend to pay the dividends in cash. In addition, if dividends are paid on any share of common stock, the Series B Preferred Stock will participate in a per share amount equal to an as-if-converted to common stock basis.

Securities and Exchange Commission

May 8, 2013

•	Voting Rights: The holder of the Series B Preferred Stock does not have voting rights until the Series B Preferred Stock is converted into common stock.

•	Conversion Rights. The Series B Preferred Stock (including in-kind dividend shares) are immediately convertible into common stock at any time without restriction. Thus, although voting rights are not attached to the Series B Preferred Stock, such voting rights may be obtained by the holder at any time upon conversion.

•	Covenant/Collateral Requirements: While the holder of the Series B Preferred Stock has preference in liquidation, it does not have other typical creditor rights such as the right to compel the Company to enter into liquidation or a deemed liquidation event. Further, the terms of the Series B Preferred Stock agreement do not include any collateral requirements which are a common right of holders of debt instruments.

Based on the foregoing, the Company, in its judgment, concluded that the Series B Preferred Stock host is more akin to an equity instrument than debt.

The Company then considered whether the economic characteristics and risks of the conversion feature were clearly and closely related to the Series B Preferred Stock equity host. The Company concluded that since the embedded conversion feature, which includes a down-round provision, is contained in an equity host contract, the embedded conversion feature would be considered clearly and closely related to the equity host under ASC 815-15-25-1(a). Accordingly, the Company concluded that further analysis under ASC 815-40-15 to determine if the embedded conversion feature is considered indexed to the Company’s own stock was not necessary and the embedded conversion feature is not required to be bifurcated and separately accounted for as a derivative regardless of whether the scope exception in ASC 815-10-15-74(a) is applicable.

Corresponding Warrants

The terms of the Corresponding Warrants are substantially similar to the Series A Warrants discussed in response to Comment 3 above. To the extent possible, the Company references its prior analysis of the Series A Warrants in this response.

The Company first considered whether the Corresponding Warrants fall within the scope of ASC 480 and determined that they do not because they are not puttable or redeemable at any time under any circumstances.

The Company next analyzed the Corresponding Warrants to determine whether they meet the definition of a derivative under ASC 815-10 and if so, whether they meet the ASC 815-10-15-74(a) scope exception. Although the Corresponding Warrants do meet the definition of a derivative instrument, the Company determined that the Corresponding Warrants are indexed to its own stock. To arrive at this conclusion, the Company followed the two-step approach in ASC 815-40-15-7, which requires an evaluation of an instrument’s (1) exercise contingencies and then (2) settlement provisions, and concluded that both steps were met. With respect to step 1, the Company considered the exercise contingencies contained in the Corresponding Warrants that stated each may only be exercised upon the exercise of specified, outstanding securities. Under ASC 815-40-15-7A, an instrument’s contingent exercise provisions are permissible as long as they are not based on an observable market or observable index, other than those for the company’s stock or operations, and once any contingent events occur, the instrument’s settlement is based solely on the company’s stock. The Company concluded that the contingent exercise provisions in each of the Corresponding Warrants were permissible.

Securities and Exchange Commission

May 8, 2013

With respect to step 2 – evaluation of settlement provisions – the Company considered the standard anti-dilution provisions contained in the Corresponding Warrants and, consistent with the example in ASC 815-40-55-42 and 43, concluded that the only variables that could affect the settlement amount of common stock underlying the Corresponding Warrants would be inputs to the fair value of a fixed-for-fixed option on equity shares. Therefore, the presence of a standard anti-dilution provision in the Corresponding Warrants would not preclude these warrants from being classified as equity instruments under ASC 815-40. The second criterion that the instruments be classified in stockholders’ equity required further evaluation under ASC 815-40-25 to determine if equity classification was appropriate. The Company determined that all of the conditions (a) through (g) were satisfied. Based on the foregoing, the Company concluded that the Corresponding Warrants meet the ASC 815-10-15-74(a) scope exception from derivative recognition requirements and should be classified as equity in accordance with ASC 815-40.

Under ASC 815-40, contracts that require that the Company deliver shares as part of a physical settlement or a net-share settlement should be initially measured at relative fair value and reported in permanent equity. Subsequent changes in fair value should not be recorded as long as the contracts continue to be classified as equity.

Series A Preferred Stock Coverage Warrant

The Company first considered whether the Series A Preferred Stock Coverage Warrant falls within the scope of ASC 480 and determined that it does not because the warrant is not puttable or redeemable at any time under any circumstances.

The Company next analyzed the Series A Preferred Stock Coverage Warrant under ASC 815-10 to determine whether the warrant meets the definition of a derivative and if so, whether the warrant meets the ASC 815-10-15-74(a) scope exception. The Company concluded that the Series A Preferred Stock Coverage Warrant should be treated as a derivative liability because the warrant is a freestanding instrument that contains a down-round anti-dilution adjustment which provides for the number of shares underlying the warrant to be increased if the Company issues or sells any additional shares of common stock at a price per share less than the then-applicable conversion price of the Series A Preferred Stock (or dividend). According to the example in ASC 815-40-55-33 and 34, the down-round provision is not considered to be an input to the fair value of a fixed-for-fixed option on equity shares, which precludes the Series A Preferred Stock Coverage Warrant from being indexed to the Company’s own stock and from meeting the scope exception under ASC 815. Therefore, the Company will account for the Series A Preferred Stock Coverage Warrant as a derivative liability initially measured at fair value and re-measured at fair value with changes in fair value recorded in earnings at each reporting period. The Company has retained a third party to perform an independent valuation of the warrant using a binomial lattice model.

Securities and Exchange Commission

May 8, 2013

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (212) 779-8300 or marci.frankenthaler@fredericks.com.

Very truly yours,

/s/ Marci J. Frankenthaler

Marci J. Frankenthaler
General Counsel

cc:	Thomas Lynch
Thomas Rende
Cindy Rosenberg
Ted Chasanoff